Filed by New Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rainy River Resources Ltd.

Commission File Number: 132-02776

Date: July 25, 2013

New Gold Acquires 86% of Rainy River and Extends Offer to August 8, 2013

(All figures are in Canadian dollars unless otherwise indicated)

July 25, 2013 — New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) and Rainy River Resources Ltd. (“Rainy River”) (TSX: RR) today jointly announce that, as of 5:00 p.m. (Toronto time) on July 24, 2013, 89.2 million common shares of Rainy River had been validly deposited to New Gold’s offer to acquire all of the outstanding shares of Rainy River (the “Offer”). New Gold has taken up and accepted for payment all of such shares, representing 86.2% of the outstanding shares. New Gold will pay for the shares on or before July 29, 2013.

Rainy River shareholders who elected the cash option will receive $2.47 in cash and 0.178 New Gold shares for each share tendered and those who elected the share option will receive 0.5 New Gold shares, subject in each case to adjustment for fractional shares and to confirmation of the number of Rainy River shares validly tendered pursuant to Notices of Guaranteed Delivery.

“We are very pleased that the Rainy River shareholders have overwhelmingly supported our offer and we welcome them as New Gold shareholders,” stated Randall Oliphant, Executive Chairman of New Gold. “The acquisition of Rainy River further enhances our portfolio through the addition of another exciting gold growth project in Canada. We look forward to continuing our work with the Rainy River team to integrate the project into our pipeline.”

New Gold has extended its Offer until 5:00 p.m. (Toronto time) on August 8, 2013, in order to allow Rainy River shareholders an additional opportunity to tender to the Offer. For U.S. securities law purposes, this extension constitutes a subsequent offering period. A notice of extension and subsequent offering period will be mailed to Rainy River shareholders in the coming days. If New Gold is successful in acquiring 90% of the Rainy River common shares, it intends to acquire all the remaining shares by way of a compulsory acquisition.

The depositary for the Offer is Computershare Trust Company of Canada (“Depositary”) and the information agent for the Offer is Kingsdale Shareholder Services Inc. (“Information Agent”). Questions and requests for assistance, including assistance with respect to tendering your Rainy River shares to the Offer, or requests for additional copies of the Offer Documents, may be directed to the Depositary at 1-800-564-6253 (corporateactions@computershare.com) or the Information Agent at 1-888-518-6796 (contactus@kingsdaleshareholder.com).

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia positions New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

About Rainy River Resources Ltd.

Rainy River is a Canadian precious metals exploration company whose key asset is the Rainy River Gold Project, a large gold system centred in Richardson Township (part of Chapple Township). As at March 31, 2013, the Company had approximately $90 million in cash and cash equivalents, and it remains well funded for its ongoing activities, including: 1) commencement of basic and detailed engineering work and ongoing permitting and environmental assessment work; 2) continuing to grow the existing resource through exploration; and 3) conducting a condemnation program in areas identified for potential mine facilities. The project is very well located in Northwestern Ontario. It is accessed by a network of roads and is close to hydro-electric infrastructure. The Rainy River district has a skilled labour force and is one of the lowest-cost areas for mineral exploration and development in Canada. Ontario has low political risk and, according to the annual Fraser Institute global survey of the mining industry, has consistently ranked as one of the top jurisdictions embracing mineral development.

U.S. Shareholders

New Gold has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 in connection with the Offer which includes the formal offer, take-over bid circular and other offer documents. New Gold encourages shareholders of Rainy River to read the formal offer, take-over bid circular and other offer documents filed with the SEC which contain the full terms and conditions of the Offer and other important information.  The offer, take-over bid circular and other offer documents may be obtained free of charge through the Securities and Exchange Commission’s website at www.sec.gov or by directing a request to the Investor Relations department of New Gold.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, in Canada obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and in Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; and the timely satisfaction of all notices of guaranteed delivery. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

New Gold Inc.

Hannes Portmann

Vice President, Corporate Development

Direct: +1 (416) 324-6014

Email: info@newgold.com

Rainy River Resources Ltd.

Indi Gopinathan

Director, Investor Relations

Direct: +1 (416) 645-7289

Email: geninfo@rainyriverresources.com